SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File number 1-9751

CHAMPION ENTERPRISES, INC.
SAVINGS PLAN
(Full title of the plan)

CHAMPION ENTERPRISES, INC.
2701 Cambridge Court, Suite 300
Auburn Hills, Michigan 48326
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Financial Statements
Report of Independent Accountants
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002
Notes to Financial Statements
Schedule
Schedule of Assets Held for Investment Purposes as of December 31, 2002 — Form 5500, Schedule H, Part IV, line 4i
Consent of Independent Accountants
906 Certification of Chief Executive Officer
906 Certification of Chief Financial Officer

The following financial statements and exhibits are filed as part of this annual report:

Schedule*	Schedule

Schedule of Assets Held for Investment Purposes as of December 31, 2002 — Form 5500, Schedule H, Part IV, line 4i	A

Exhibits	Exhibit No.

Consent of Independent Accountants	23.1

Certification of Chief Executive Officer of the Champion Enterprises, Inc. Savings Plan (the “Plan”), dated June 30, 2003, relating to the Plan’s Annual Report on Form 11-K for the year ended December 31, 2002	99.1

Certification of Chief Financial Officer of the Champion Enterprises, Inc. Savings Plan (the “Plan”), dated June 30, 2003, relating to the Plan’s Annual Report on Form 11-K for the year ended December 31, 2002	99.2

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Administration Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CHAMPION ENTERPRISES, INC. SAVINGS PLAN

Date: June 30, 2003	By:	/s/ Richard P. Hevelhorst Richard P. Hevelhorst Member, Employee Benefits Administration Committee

Report of Independent Accountants

To the Participants and Administrator of
Champion Enterprises, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Champion Enterprises, Inc. Savings Plan (the “Plan”) at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
May 9, 2003

Champion Enterprises, Inc. Savings Plan
Statements of Net Assets Available for Benefits
(In thousands)

	December 31,		December 31,
	2002		2001

Assets
Non-interest-bearing cash	$11		$—
Interest-bearing cash	56		78

Participant-directed investments
Champion Enterprises, Inc. Common Stock	3,717		7,139	*
Fidelity Magellan Fund	15,181	*	21,104	*
Fidelity Retirement Government Money Market Portfolio	13,864	*	14,248	*
Fidelity Managed Income Portfolio	10,866	*	11,678	*
Fidelity Contrafund	8,150	*	9,896	*
Fidelity Intermediate Bond Fund	7,931	*	7,178	*
Fidelity Equity-Income Fund	6,532	*	8,296	*
Fidelity Capital Appreciation Fund	3,594		4,359
Fidelity Low-Priced Stock Fund	2,065		1,549
Fidelity Asset Manager	1,594		1,778
Fidelity Diversified International Fund	1,361		1,283
Fidelity Puritan Fund	1,187		1,251
Fidelity Aggressive Growth Fund	381		333
Fidelity Freedom 2020 Fund	222		127
Fidelity Freedom 2010 Fund	220		147
Fidelity Freedom 2000 Fund	160		187
Fidelity Freedom 2030 Fund	125		109
Fidelity Freedom Income Fund	73		12
Fidelity Freedom 2040 Fund	55		15
Loans to participants	3,938		4,136

Total investments	81,216		94,825

Receivables

Participants’ contributions	7		86
Employer’s contributions	4		37
Loan repayments and interest	—		26
Other	—		23

Total receivables	11		172

Total assets	81,294		95,075

Liabilities
Amounts to be refunded to participants (Note 3)	152		—
Other liabilities	15		24

Total liabilities	167		24

Net assets available for benefits	$81,127		$95,051

*	Investment balance represents 5% or more of the Plan’s net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)

For the
Year Ended
December 31,
2002

Additions
Additions to net assets attributed to:
Contributions
Participants’	$8,572
Employer’s	3,627
Rollover	365

Total contributions	12,564

Investment income (loss)
Interest and dividends	1,935
Net depreciation in fair value of investments Champion Enterprises, Inc. Common Stock	(6,007)
Mutual funds	(9,451)

(15,458)

Net investment loss	(13,523)

Total additions	(959)

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	13,234
Amounts to be refunded to participants (Note 3)	152
Administrative fees and other	145

Total deductions	13,531

Net decrease	(14,490)

Transfers from subsidiary’s savings plan (Note 4)	612
Transfer to subsidiary’s savings plan (Note 4)	(46)

Net transfers to Plan	566

Net assets available for benefits:
Beginning of year	95,051

End of year	$81,127

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Note 1 — Significant Accounting Policies

The accompanying financial statements of the Champion Enterprises, Inc. Savings Plan (the “Plan”) have been prepared on the accrual basis of accounting. Benefit payments are recorded when paid. Participants’ contributions are recorded in the period during which the amounts are withheld from participants’ earnings. Employer’s contributions are recorded in the same period as the related participant contributions.

Investments, other than loans to participants, are stated at fair value as determined by Fidelity Management Trust Company, the trustee of the Plan (the “Trustee”), and are based on quoted market prices. Loans to participants are stated at cost. Net appreciation or depreciation in the fair value of investments as presented in the Statement of Changes in Net Assets Available for Benefits represents the net amount of realized gains or losses and unrealized appreciation or depreciation on those investments.

The Plan provides for various investment options in mutual funds and other types of investments. Investments are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Note 2 — Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was initially approved by the shareholders of Champion Enterprises, Inc. (the “Company” or “Plan Sponsor”) on July 11, 1984 and became effective as of February 26, 1983. The Plan is administered by the Employee Benefits Administration Committee (the “Committee”), whose members are appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Note 2 — Plan Description, continued

In general, all hourly and salaried employees of the Company and its participating subsidiaries are eligible to participate in the Plan at the beginning of the month following the completion of one year of service.

Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount ranging from 1% to 17% of compensation. However, the IRC places annual limits on employee contributions to the Plan; the 2002 limit was $11,000 per participant. Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans. Effective January 1, 2002, as a result of a Plan amendment to adopt certain provisions of The Economic Growth and Tax Relief Reconciliation Act of 2001, participants age 50 or older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the 2002 limit was $1,000 per qualifying employee.

The Company and its participating subsidiaries make matching contributions that currently are equal to 50% of participant contributions, up to the first 6% of compensation contributed, and are invested in the funds selected by the participants. Rollover contributions and catch-up contributions are not subject to matching contributions.

All matching and participant contributions plus earnings thereon are 100% vested and nonforfeitable. Participants may change or discontinue the amount of their contributions at various times throughout the year as specified in the Plan document.

Participants have the opportunity to change their investment selections at any time. Investment options available during the current Plan year consisted of the following funds: Champion Enterprises, Inc. Common Stock Fund; Fidelity Aggressive Growth Fund; Fidelity Asset Manager; Fidelity Capital Appreciation Fund; Fidelity Contrafund; Fidelity Diversified International Fund; Fidelity Equity-Income Fund; six Fidelity Freedom Funds; Fidelity Intermediate Bond Fund; Fidelity Low-Priced Stock Fund; Fidelity Magellan Fund; Fidelity Managed Income Portfolio; Fidelity Puritan Fund and Fidelity Retirement Government Money Market Portfolio.

Under the terms of the Plan, a participant may borrow up to 50% of his or her account balance with loan amounts and maturities ranging from $1,000 to $50,000 and six months to five years, respectively. Loans are generally repaid through periodic payroll withholdings, are secured by the participant’s account balance and bear interest at rates based on the general prime rate plus 2% as of the first business day of the month in which the participant applies for the loan. If a participant fails to make a scheduled repayment, the loan will be considered

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Note 2 — Plan Description, continued

in default after a certain period of time as specified in the Plan document, and the entire outstanding loan balance and accrued interest will become immediately due and payable. In addition, the participant will be deemed to have received a taxable distribution from the Plan.

While employed by the Company, participants may withdraw all or a portion of their savings from the Plan upon attaining age 59 1/2. Prior to age 59 1/2, participants may withdraw pretax contributions under certain circumstances, such as financial hardship, subject to limitations set by the IRC and as specified in the Plan document.

Upon termination of employment, whether due to retirement, death, disability or any other cause, participants or beneficiaries may have their accounts distributed. Participants with account balances in excess of $5,000 may defer the distribution of their accounts until age 65.

Expenses of administering the Plan, including the expenses of the Committee and the fees and expenses of the Trustee, are generally borne by the Company (see Note 5). However, brokerage and loan fees, transfer or other taxes and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative fees and other.

Note 3 — Amounts to Be Refunded to Participants

Amounts to be refunded to participants at December 31, 2002 represent contributions made to the Plan during 2002 that were in excess of limits established by the IRC. In March 2003, these amounts were refunded to the affected participants as 2002 taxable distributions. In addition, approximately $75,000 of employer contributions that were in excess of IRC limits were forfeited from the participants’ accounts but will remain in the Plan and be used to reduce future employer matching contributions. Participants’ and employer’s contributions made to the Plan during 2001 were within IRC limits; therefore, there were no amounts to be refunded to participants as of December 31, 2001.

Note 4 — Plan Transfers

In November 2002, the Committee offered to participants of the A-1 Homes Group, Inc. 401(k) Profit Sharing Plan (the “A-1 Homes Plan”), a frozen, qualified savings plan of one of the Company’s wholly owned subsidiaries, the opportunity to transfer their account balances into the Plan. A-1 Homes Plan participants with account balances totaling $612,000 elected to transfer their accounts to the Plan during 2002. These transfers are reflected in the Statement of Changes in Net Assets Available for Benefits as transfers from subsidiary’s savings plan.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Note 4 — Plan Transfers, continued

The Committee did not establish a deadline for such transfers to be made; therefore, additional assets may be transferred into the Plan from the A-1 Homes Plan in future years.

In May 2002, due to a transfer of employment from a participating subsidiary of the Company to a non-participating subsidiary, an employee elected to transfer his $46,000 account balance in the Plan to the qualified savings plan of the non-participating subsidiary. This transfer is reflected in the Statement of Changes in Net Assets Available for Benefits as a transfer to subsidiary’s savings plan.

Note 5 — Party-in-Interest Transactions

Various administrative expenses of the Plan were borne by the Plan Sponsor. Such amounts were not material for the year ended December 31, 2002. In addition, the Plan invests in funds managed by affiliates of the Trustee and allows for investment in shares of the Company’s common stock. These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

Note 6 — Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company, most recently, by letter dated October 1, 2001, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is designed and currently is being operated in compliance with the applicable requirements of the IRC. The Plan is not subject to income tax under present federal tax law. Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon (including appreciation) allocated to their accounts, until actual distribution of such accounts. At that time, the participant is generally taxed on the total amount of the distribution.

Note 7 — Plan Termination

Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan. Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as is determined by the Committee.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

Note 8 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

(In thousands)	2002	2001

Net assets available for benefits per the financial statements	$81,127	$95,051
Amounts allocated to withdrawing participants	—	(4)

Net assets available for benefits per the Form 5500	$81,127	$95,047

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2001, but not yet paid as of that date. There were no such amounts as of December 31, 2002.

Note 9 — Subsequent Event

In March 2003, the Southern Showcase Housing, Inc. 401(k) Retirement Plan, a qualified savings plan of a wholly owned subsidiary of the Company, was merged into and assets valued at $198,000 were transferred into the Plan.

Champion Enterprises, Inc. Savings Plan	Schedule A
Schedule of Assets Held for Investment Purposes
Form 5500, Schedule H, Part IV, Line 4i
December 31, 2002

					Current value
Party-in-	Identity of issue, borrower,			Share or	(amounts in
interest	lessor, or similar party	Description of investment	Shares / units	unit price	thousands)

*	Champion Enterprises, Inc.	Champion Enterprises, Inc. Common Stock	1,304,327	$2.85	$3,717
*	Fidelity Investments	Fidelity Magellan Fund	192,263	$78.96	15,181
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	13,864,009	$1.00	13,864
*	Fidelity Investments	Fidelity Managed Income Portfolio	10,865,551	$1.00	10,866
*	Fidelity Investments	Fidelity Contrafund	211,136	$38.60	8,150
*	Fidelity Investments	Fidelity Intermediate Bond Fund	739,120	$10.73	7,931
*	Fidelity Investments	Fidelity Equity-Income Fund	164,664	$39.67	6,532
*	Fidelity Investments	Fidelity Capital Appreciation Fund	222,125	$16.18	3,594
*	Fidelity Investments	Fidelity Low-Priced Stock Fund	82,060	$25.17	2,065
*	Fidelity Investments	Fidelity Asset Manager	115,531	$13.80	1,594
*	Fidelity Investments	Fidelity Diversified International Fund	79,316	$17.16	1,361
*	Fidelity Investments	Fidelity Puritan Fund	75,175	$15.79	1,187
*	Fidelity Investments	Fidelity Aggressive Growth Fund	34,071	$11.19	381
*	Fidelity Investments	Fidelity Freedom 2020 Fund	20,823	$10.64	222
*	Fidelity Investments	Fidelity Freedom 2010 Fund	19,193	$11.44	220
*	Fidelity Investments	Fidelity Freedom 2000 Fund	14,528	$11.01	160
*	Fidelity Investments	Fidelity Freedom 2030 Fund	12,182	$10.24	125
*	Fidelity Investments	Fidelity Freedom Income Fund	6,892	$10.60	73
*	Fidelity Investments	Fidelity Freedom 2040 Fund	9,378	$5.86	55
	Plan participants	Loans to participants — interest rates ranging from 6.25% — 11.50% and maturity dates ranging through January 2008			3,938

					$81,216

*	Party is considered to be a party-in-interest to the Plan.

11-K EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23.1	Consent of Independent Accountants

EX-99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EX-99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002